UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LDK Solar Co., Ltd.
(Name of Subject Company (Issuer))
LDK Solar Co., Ltd.
(Names of Filing Persons (as offeror))
4.75% Convertible Senior Notes due 2013
(Title of Class of Securities)
50183L AA 5 and 50183L AB 3
(CUSIP Number of Class of Securities)
Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Unit 15, 35th Floor
West Tower, Shun Tak Centre
200 Connaught Road Central
Hong Kong
People’s Republic of China
(852) 2291-6057
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
COPIES TO:

Huanting Timothy Li, Esq. Sidley Austin LLP Level 39, Two International Finance Centre 8 Finance Street, Central, Hong Kong (852) 2509-7888	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$300,000,000(1)	$21,390(2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes the purchase of an aggregate of $300,000,000 in principal amount of the outstanding 4.75% Convertible Senior Notes due 2013 at the maximum purchase price, as described herein, assuming the holders of such Convertible Senior Notes tender the full $300,000,000 aggregate principal amount of the Convertible Senior Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per million dollars of the transaction value, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 and Fee Rate Advisory No. 2 for fiscal year 2011.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,390	Filing Party: LDK Solar Co., Ltd.

Form or Registration No.: TO	Date Filed: November 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) up to $300,000,000 in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”), plus cash in an amount not greater than $85 nor less than $60 per $1,000 principal amount of such Existing Notes (the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s exchange offer memorandum, dated November 24, 2010, and the documents incorporated by reference therein (the “Exchange Offer Memorandum”), and the accompanying Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.
     The purpose of this Amendment No. 1 is to amend the Exchange Offer to increase the Cash Consideration to an amount not greater than $100 nor less than $85, and to supplement certain other information. The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, as amended, are hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 1 is being filed to amend the Exchange Offer Memorandum as follows:
     (1)          All references in the Exchange Offer Memorandum and in the related Exchange Offer documents to the Cash Consideration Range in the Exchange Offer now mean cash in an amount not greater than $100 nor less than $85.
     (2)          All references to the minimum Cash Consideration in the Exchange Offer Memorandum and in the related Exchange Offer documents (previously $60 per $1,000 principal amount of Existing Notes tendered) now mean a minimum Cash Consideration of $85.
     (3)          All references in the Exchange Offer Memorandum and in the related Exchange Offer documents to the Letter of Transmittal are now to the Amended Letter of Transmittal.
     (4)          The first paragraph on page ii of the Exchange Offer Memorandum, the second full paragraph on page 2, the fifth paragraph on 77 and the first full paragraph on page 83 are amended to remove the references to “appropriate adjustments.”
     (5)          On page iii of the Exchange Offer Memorandum, the fourth paragraph is amended by adding the following language after the last sentence:
     “As of September 30, 2010, the Company’s book value per share is approximately $7.80, calculated by dividing the total shareholder’s equity of approximately US$1,034,313,000 as of September 30, 2010 by the number of issued and outstanding shares of the Company of approximately 132,630,000, including those underlying its ADSs, as of that date.”
     (6)          On page 3 of the Exchange Offer Memorandum, the second sentence of the fourth paragraph is replaced with the following:
“As described elsewhere in this Exchange Offer Memorandum, the issuance of New Notes upon exchange of the Existing Notes is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.”
     (7)          On page 78 of the Exchange Offer Memorandum, the last paragraph is deleted.
     (8)          On page 83 of the Exchange Offer memorandum, the first sentence of the last paragraph under the caption “Source and Amount of Cash Consideration” is replaced with the following:
“The maximum amount of the Cash Consideration we will use to exchange the Existing Notes pursuant to the Exchange Offer is approximately $30 million (assuming we exchange $300,000,000 aggregate principal amount of Existing Notes and the Cash Consideration is $100 per $1,000 principal amount of Existing Notes).”

     (9)          On page 84 of the Exchange Offer Memorandum, the first bullet is amended to remove the parenthetical “(including any action or inaction by us).”
     (10)        On page 85 of the Exchange Offer Memorandum, the third sentence of the last paragraph is amended to replace the phrase “sole discretion or judgment” with the phrase “reasonable discretion or reasonable judgment.”
     (11)        On page 98 of the Exchange Offer Memorandum, the third paragraph under the caption “Arrangements Concerning the Existing Notes” is amended to insert the phrase “for a purchase price of $948 per $1,000 principal amount of Existing Notes” after the word “broker,” and before the word “which.”
     (12)        On page 100 of the Exchange Offer Memorandum, the first sentence of the second paragraph under the caption “Plan of Distribution” is replaced with the following:
     “The issuance of New Notes upon exchange of the Existing Notes is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.”
     (13)        On page 105 of the Exchange Offer Memorandum, the second and third sentences of the first paragraph under the caption “Miscellaneous” are replaced with the following language:
“We are not making the Exchange Offer to, and will not accept tendered Existing Notes in any U.S. state where we are prohibited from making the Exchange Offer by administrative or judicial action pursuant to a state statute after our good faith effort to comply with said statute.”

Item 12.	Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(iv)	Amended Letter of Transmittal

(a)(5)(ii)	Press release, dated December 9, 2010, announcing increase of Cash Consideration of the Exchange Offer

(d)(3)	Indenture, to be dated the date of settlement for the New Notes, between the Company and The Bank of New York Mellon, as trustee

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDK Solar Co., Ltd.
By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman and Chief Executive Officer

Dated: December 9, 2010

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)*	Exchange Offer Memorandum, dated November 24, 2010
(a)(1)(ii)*	Letter of Transmittal
(a)(1)(iii)*	Form W-9 and Instructions thereto (included as part of Letter of Transmittal above)
(a)(1)(iv)	Amended Letter of Transmittal
(a)(5)(i)*	Press Release, dated November 24, 2010
(a)(5)(ii)	Press release, dated December 9, 2010, announcing increase of Cash Consideration of the Exchange Offer
(d)(1)	Indenture, dated as of April 15, 2008, by and between the Company and The Bank of New York, as trustee, relating to the Existing Notes (incorporated herein by reference to Exhibit 4.5 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008).
(d)(2)	Registration Rights Agreement, dated as of April 15, 2008, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 4.7 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008).
(d)(3)	Indenture, to be dated the date of settlement for the New Notes, between the Company and The Bank of New York Mellon, as trustee

*	Previously filed on Schedule TO on November 24, 2010.

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